UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Memsic, Inc.
(Name of Issuer)
Common Stock, $0.00001 par value per share
(Title of Class of Securities)
586264103
(CUSIP Number)
Seligman Spectrum Focus (Master) Fund
P.O. Box 309
Ugland House, South Church Street
George Town, Grand Cayman KY1-1104, Cayman Islands
Telephone: (212) 850-1864

with copies to:

Michael J. Kennedy, Esq.
Steve L. Camahort, Esq.
Shearman & Sterling LLP
525 Market Street
San Francisco, CA 94105
Telephone: (415) 616-1100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 12, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	586264103

1.	NAMES OF REPORTING PERSONS. Ameriprise Financial, Inc. I.R.S. Identification Nos. of above persons (entities only) 13-3180631

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,092,304

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		3,092,304

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,092,304

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.99%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	586264103

1.	NAMES OF REPORTING PERSONS. Columbia Management Investment Advisers, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Minnesota

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,092,304

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		3,092,304

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,092,304

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.99%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

CUSIP No.	586264103

1.	NAMES OF REPORTING PERSONS. Seligman Spectrum Focus (Master) Fund I.R.S. Identification Nos. of above persons (entities only) 98-0498128

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,844,455

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		2,844,455

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,844,455

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.95%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

     This Amendment No. 1 to Schedule 13D is being filed jointly by the following (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Ameriprise Financial, Inc., a Delaware corporation (“AFI”), (2) Columbia Management Investment Advisers, LLC, a Minnesota limited liability company (formerly known as RiverSource Investments, LLC, “CMIA”), and (3) Seligman Spectrum Focus (Master) Fund, an exempted company incorporated in the Cayman Islands (“Focus Fund”), to supplement and amend the Schedule 13D filed on behalf of the Reporting Persons. Each item below amends and supplements the information disclosed under the corresponding item of Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meaning. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.
Item 2. Identity and Background
     (a-e) Effective May 1, 2010, RiverSource Investments, LLC changed its name to Columbia Management Investment Advisers, LLC.
Item 3. Source Amount of Funds or Other Consideration
     The shares of Common Stock purchased by Focus Fund which are reported in Item 5(c) herein were purchased with approximately $6,552,660.91 of working capital, excluding commissions, in open market purchases.
Item 4. Purpose of Transaction
     On August 12, 2010, Focus Fund withdrew the April 9, 2010 letter nominating the Nominees for election at the Annual Meeting and all notifications and demands made by or on behalf of Focus Fund contained therein.
Item 5. Interest in Securities of the Issuer
     (a-b) The following disclosure assumes there are 23,804,863 shares of Common Stock outstanding, which the Issuer represented to be the number of shares of Common Stock outstanding as of May 11, 2010 in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 14, 2010.
     As of August 12, 2010, Focus Fund beneficially owned 2,844,455 shares of Common Stock, which constitutes approximately 11.95% of the shares of Common Stock outstanding.
     As of August 12, 2010, CMIA and AFI do not directly own any shares of Common Stock of the Issuer. As the investment adviser of Focus Fund and various other unregistered and registered investment companies and other managed accounts, as of August 12, 2010, CMIA may be deemed to beneficially own 3,092,304 shares of Common Stock held by Focus Fund and a few other clients of CMIA, which constitutes approximately 12.99% of the shares of Common Stock outstanding. To the knowledge of the Reporting Persons, as of August 12, 2010, only three other clients of CMIA besides Focus Fund beneficially owned shares of Common Stock and only Focus Fund beneficially owned more than 5% of the shares of Common Stock outstanding.
     As the sole owner and parent company of CMIA, as of August 12, 2010, AFI may be deemed to beneficially own 3,092,304 shares of Common Stock, which constitutes approximately 12.99% of the shares of Common Stock outstanding.
     Except as set forth in this Item 5(a), none of the Reporting Persons beneficially owns any shares of Common Stock.
     (c) There were no transactions in the shares of Common Stock by the Reporting Persons during the past 60 days.
     (d) To the knowledge of the Reporting Persons, no other persons besides the stockholders and those persons for whose shares of Common Stock the stockholders report beneficial ownership have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein; provided, however, that three CMIA clients (each not a Reporting Person hereunder) owning collectively 247,849 shares of Common Stock of the Issuer have the right to receive any dividends paid by the Issuer and each could terminate their respective investment advisory relationship with CMIA and then subsequently direct the use of proceeds from the sale of the Common Stock owned by such client.
     (e) Not applicable.
     Except as set forth above, to the knowledge of the Reporting Persons, none of the other persons listed in Item 2 above has beneficial ownership of any shares of Common Stock.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2010	Seligman Spectrum Focus (Master) Fund
	By:	/s/ Eric Brandt
		Name:	Eric Brandt
		Title:	Authorized Person

Ameriprise Financial, Inc.
	By:	/s/ Wade M. Voigt
		Name:	Wade M. Voigt
		Title:	Director — Fund Administration

Columbia Management Investment Advisers, LLC
	By:	/s/ Eric Brandt
		Name:	Eric Brandt
		Title:	Vice President and Assistant Secretary